March 15, 2007
VIA EDGAR AND HAND DELIVERY
John Reynolds, Esq.
Assistant Director
United States Securities and
Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

RE:	Coconut Palm Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-4
File No. 333-137386
Amendment Filed February 28, 2007
Dear Mr. Reynolds:
     On behalf of Coconut Palm Acquisition Corp. (the “Company”), we hereby respond to the Commission Staff’s comment letter dated March 8, 2007 regarding the Company’s Amendment No. 3 to Form S-4 (File No. 333-137386) (the “Form S-4/A”). Simultaneously with the submission of this letter, we have filed Amendment No. 4 to the Form S-4 (the “Amendment”).
     Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.
General
1.	We note that the company has added disclosure responsive to our prior comment 1 from our letter dated February 23, 2007. However, we do not believe that the company has responded entirely to that comment; accordingly, we partially reissue it. In an appropriate section, please provide a more detailed analysis supporting your conclusion that there could be a revote on the proposals under applicable state law.

Company’s Response
     We have revised our disclosure in response to the Staff’s comment on pages vi, 4, 20, 48 and 63 to provide a more detailed analysis of EBC’s revote under Arkansas state law.

U.S. Securities and Exchange Commission
March 15, 2007

2.	Please provide additional disclosure concerning the procedures to be followed by the converting shareholders. For example, when must they tender their shares, and how are they to do so?

Company’s Response
     We have added additional disclosure concerning the procedures to be followed by the converting shareholders in response to the Staff’s comment on pages xii, xiii, 5, 38-39 and 73.
Questions and Answers About the Proposals
3.	We note that the company has added text responsive to our prior comment 6 from our letter dated February 23, 2007 concerning the 80% test from your Form S-1. You state that “[t]he requirement calls solely for the target to have a fair market value equal to 80% of Coconut Palm’s net assets ...” You appear to interpret this requirement to operate independently from the actual value of the stake you receive in the combined company. In addition, your Form S-1 appears to be silent on how the 80% test would operate in the event that you acquire less than 100% of the target. Given this silence, please explain whether or not your stake in the combined company would satisfy the 80% test and provide disclosure justifying your approach.

Company’s Response
     In response to the staff’s comment, we have added disclosure on pages xi and xii to clarify that the fair market value of Coconut Palm’s existing stockholders’ post-closing interest in the combined company is greater than 80% of Coconut Palm’s net assets immediately before the acquisition.
4.	Please provide a brief summary of the management services proposal in response to the “What is being voted on ... ” question. In addition, we believe that your discussion of the management services agreement on pages xi and xii should be expanded and clarified.

Company’s Response
     We have summarized the management services agreement on page v and expanded and clarified the management services agreement on page vii in response to the Staff’s comment.
Summary, page 1
5.	We note your statement on page 20 that the company “believes that there has been no material violation of Section 5 resulting in any damages to EBC shareholders ...” While we do not object to the discussion that follows this statement describing the company’s potential exposure as a result of this issue, given the importance of Section 5, we do object to any language which would tend to minimize its potential

U.S. Securities and Exchange Commission
March 15, 2007

violation. Please revise your document accordingly. In responding to the foregoing, please note the distinction between “material violation” and “material exposure.” Finally, please make conforming changes to your risk factor disclosure.

Company’s Response
      In response to the Staff’s comment we have revised our disclosure on pages 21, 41, 42 and 176 to focus our disclosure on Coconut Palm’s potential exposure as a result of the Section 5 violation.
Risk Factors, page 27
6.	Please revise your risk factor heading “Concerns under the Securities Act” to provide a better description of the risk being discussed.

Company’s Response
     We have revised the risk factor heading on page 41 in response to the Staff’s comment.
Coconut Palm’s Reasons for the Merger and Recommendation of the Coconut Palm Board, page 81
7.	We continue to believe that the company should provide a more detailed discussion concerning its conclusion that the transaction is fair to the company from a financial point of view. In this regard we reiterate our prior comment 13 from our letter dated February 23, 2007. Please provide a more detailed discussion of the board’s analysis, including a discussion of selection criteria, a discussion of the underlying data supporting comparability (including a discussion of how they may not be entirely comparable). Please note that the preceding is illustrative only.

Company’s Response
     We have revised our disclosure under “Coconut Palm’s Reasons for the Merger and Recommendation of the Coconut Palm Board” beginning on page 82 in response to the Staff’s comment.
The Management Services Proposal, page 105
8.	On page 106 and elsewhere, you indicate that the management services agreement “requires the affirmative vote of holders of at lease a majority of the shares of Coconut Palm’s common stock issued and outstanding ...” Please clarify whether your existing management will abstain from voting their insider shares in this proposal.

Company’s Response
     We have revised our disclosure in the section “Conflict of Interest — Voting of Insider Shares” on page 107 to clarify the existing management will vote their shares in favor of the management services proposal.

U.S. Securities and Exchange Commission
March 15, 2007

Executive Compensation, page 203
9.	Please revise your discussion to include summaries of your employment agreements with Messrs. Morton and Fess. In addition, please discuss the preliminary terms of your employment agreements with Messrs. Arnost, Blank, and Dvornik. In this regard we note that, at least with respect to Messrs. Morton and Fess, the company has already filed form of agreements as Annex F-1.

Company’s Response
     We have revised our disclosure commencing on page 206 to include summaries of our employment agreements with Messrs. Morton and Fess and discuss preliminary terms of anticipated employment agreements with Messrs. Arnost, Blank and Dvornik. We have also disclosed that we will disclose and file, as required, the agreements with Messrs. Arnost, Blank and Dvornik when such agreements are finalized.
10.	We note that the company has presented Messrs. Morton and Fess’ information by means of footnote disclosure. As the initial management agreement appears designed to compensate these individuals, your presentation would appear to be inconsistent with the principles behind our new release. See Item 402(a)(2) Please revise to present their compensation for 2006 or advise why no such presentation is necessary.

Company’s Response
     We have revised our disclosure in the summary compensation table on page 205 to reflect as All Other Compensation certain payments under the Arkansas Media Management Agreement that are attributable to Messrs. Morton and Fess as compensation.
11.	Please provide the disclosure contemplated by Item 402(b) for Messrs. Morton and Fess’ historical compensation at EBC. In addition, please expand your discussion of a Coconut Palm’s future compensation regime to provide more insight into how management will be compensated.

Company’s Response
     We have disclosed in the Form S-4 and we hereby advise the Staff that payments under the Arkansas Media Management Agreement attributable to Messrs. Morton and Fess as compensation reflect Messrs. Morton’s and Fess’ share of management fees payable to Arkansas Media based on a management agreement entered into in 1998, and as such this historical compensation may not reflect the principals contemplated by Item 402(b) of Regulation S-K. However, we have provided additional disclosure on page 205.

U.S. Securities and Exchange Commission
March 15, 2007

regarding historical compensation paid by EBC under the management agreement as well as historical compensation paid by EBC to Messrs. Hearnsberger and Charlesworth, which was determined solely with regard to market conditions. We have also provided additional discussion on page 205 regarding how management of the combined company will be compensated.
12.	Please revise your disclosure to fully disclose the Management Services Agreement in this section.

Company’s Response
     In response to the Staff’s comment, we have fully disclosed the Management Services Agreement in the Executive Compensation section beginning on page 208.
EBC Interim Financial Statements
Notes to Interim Financial Statements
General
13.	We reviewed your response to our prior comment 24. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Tell us where you have disclosed information required by paragraph A240(h) of SFAS 123(R) or revise your interim financial statements accordingly.

Company’s Response
     We have revised footnote 2 to EBC’s interim financial statements on page F-30 to disclose that as of September 30, 2006, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted under EBC’s stock option plans.
EBC Audited Financial Statements
Notes to Audited Financial Statements
Note 2 — Summary of Significant Accounting Policies
c. Revenue Recognition, F-40
14.	In conjunction with your response to our prior comment 25, we note you charge a one-time start up fee for C.A.S.H. services. Please revise your revenue recognition policy to clarify if this startup fee is recognized at inception of the C.A.S.H. services agreement, ratably during the term of the agreement or under a different method of revenue recognition. Also, provide us with an analysis supporting your accounting treatment, including references to applicable accounting literature.

Company’s Response
The accounting treatment for “start-up fees” is supported, at least in part, based on the language found in Staff Accounting Bulletin, Topic 13: Revenue Recognition, specifically paragraph 3.f. on “Delivery and Performance / Nonrefundable up-front fees”. EBC takes the position that the facts and circumstances of each agreement should be considered to determine the appropriate accounting treatment, however, the underlying policy is to defer the revenue and

U.S. Securities and Exchange Commission
March 15, 2007

recognize it over the period of time reflecting the provision of service. In Topic 13, paragraph 3.f., it states, “Therefore, the up-front fee and the continuing performance obligation related to the services to be provided or products to be delivered are assessed as an integrated package. In such circumstances, the staff believes that up-front fees, even if nonrefundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance and generally should be deferred and recognized systematically over the periods that the fees are earned”. Given the guidance provided in Topic 13, and other applicable literature, EBC does in fact defer said fees and recognizes them systematically over the periods that the fees are earned.
     We have revised our disclosure in footnote 2 to the 2005 audit report on page F-40 and in the MD&A on page 165 of the current filing.
15.	We reviewed your response to our prior comment 26. Your response did not address our comment, thus the comment will be reissued. Please revise your disclosure to include portions of your response to prior comment 73 from our letter dated January 12, 2007, Specifically, clarify if true, that (i) there has been no activity since September 2004, (ii) the arrangement was created to provide short-term funding, and (iii) it is your intent to terminate the agreement without any further activity.

Company’s Response
     We have revised our disclosure in response to the Staff’s comment in footnote 10 to the EBC 2005 audited financial statements on page F-54.
Exhibits
16.	Please review the requirements of Item 601 of Regulation S-K and ensure that all exhibits are appropriately filed, See Item 21 of Form S-4. In this regard we were unable to locate the management services proposal agreement. In addition, please file all material agreements relevant to EBC’s business along with a list of EBC’s subsidiaries. In the alternative, please advise us why such documents should not be filed.

Company’s Response
     We have revised our exhibit index to reflect the management services agreement as Exhibit 10.19, the list of EBC subsidiaries as Exhibit 21.1, and have filed EBC’s material agreements in Exhibits 10.20 through 10.26. Confidential treatment is not being sought for EBC’s material agreements. Please note that RTN operations are conducted under Retro Programming Services, Inc. which is consolidated under EBC’s financial statements.
Exhibit 5.1
17.	Please revise your legality opinion to properly reflect that you are opining on Delaware law, including its Constitution, statutory provisions, and all applicable judicial and regulatory determinations concerning the same.

Company’s Response
     We have revised our opinion filed as Exhibit 5.1 to properly reflect that Akerman is opining on Delaware law in response to the Staff’s comment.

U.S. Securities and Exchange Commission
March 15, 2007

     We look forward to hearing back from you regarding Amendment No. 4 to the Registration Statement. If you have any questions, please feel free to give me a call at (305) 374-5600 or Scot O’Brien at (202) 824-1731.
Sincerely,

AKERMAN SENTERFITT
/s/ Stephen K. Roddenberry

cc.	Richard C. Rochon
Chairman and Chief Executive Officer
Coconut Palm Acquisition Corp.